Mail Stop 3010

May 12, 2010

VIA U.S. MAIL AND FAX (716) 636-5478

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - II
2350 North Forest Road
Getzville, NY 14068

> **Re: Realmark Property Investors Limited Partnership - II**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-11909**

Dear Mr. Jayson:

We have reviewed your response letter dated April 6, 2010, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

(c) Property and Equipment, page F-6

1. We have reviewed your response to our prior comment 1. Furthermore, we note that you filed your Form 10-K for the year ended December 31, 2009 on April 1, 2010 and that you continue to carry your property as held-for-sale at a value of $2.33 million. We also note that the comparable sales you presented in your response are either not current or for properties that are quite a distance from your property. In addition, the properties sold within a reasonable proximity to your property appear to be much newer class A office space offering amenities superior to the office space you are marketing, which appears to be a mix of class B and C buildings. Please tell us how you determined that these property sales are

comparable to your property when determining fair value less costs to sell as of December 31, 2008 as well as through 2009. Especially given the deterioration in the local office market since the date of those sales, tell us what consideration you gave to adjusting the comparable sales prices. Also, tell us if you considered adjustments for the quality of the space and distance. Lastly, the offers noted in your response to our prior comment 2 are not current; thus, it does not appear that they are reasonable indicators of the property's current fair value., Since valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value, we continue to question your determination of fair value at December 31, 2008 and through 2009 based on the information provided; please provide us with further support and clarification of your fair value analysis, and tell us what consideration you gave to other valuation methodologies, such as an income-based valuation method. See ASC 820-10-35 for reference.

2. We have reviewed your response to our prior comment 2. We note that property held-for-sale should be carried at the lower of carrying amount or fair value less costs to sell; thus, we re-issue our previous comment in part. Please advise us of the estimated costs to sell the property to determine your fair value less costs to sell. Refer to ASC 360-10-35-43.

3. We note from your response to our prior comment 1 that you are continuing to market the Northwind Office Park at a price of $4.2 million. We continue to question the appropriateness of the property's classification as held-for-sale in your financial statements since it does not appear that you have initiated actions necessary to respond to changes in circumstances that have prevented you from completing the sale of the property and it is unclear if the property is being actively marketed at a price that is reasonable given the change in circumstances. Please provide us with a detail of the changes in the offering price of the property since it was first put on the market in 2001, including each new offering price and price change date. Refer to ASC 360-10-45-9 through 11 and 360-10-55-48 and 49.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Jessica Barberich
Assistant Chief Accountant